Progressive Wealth Management Since 1990

Shareholder Rebuttal to Badger Meter Opposition Statement

Regarding Achieving Racial Equity on the Board of Directors

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Badger Meter, Inc.

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Badger Meter’s Board Should Commit to New Action Steps

to Solve its Board Diversity Problems

Badger Meter shareowners are encouraged to vote FOR proposal #4 (the Shareholder Proposal):

RESOLVED: Shareholders request that the Board of Directors report to shareholders within six months after the Company’s annual meeting, at reasonable expense excluding confidential information, with action steps to foster greater racial equity on the board.

Last year, 85% of shareholders supported a similar proposal, yet the Proponent believes that Badger Meter has not responded sufficiently to those concerns.

The 2021 shareholder proposal seeking similar actions received supermajority support of shareholders – a clear statement to Badger Meter (the “Company”) that they expect actions to remedy the persistent lack of diversity on the board of directors. In response to that vote, the Company added merely one racially diverse board member. The Company also produced a “report on board diversity” that, in the opinion of the Proponent, is only an amalgamation of the actions the company has previously taken – actions that have nearly always resulted in white board appointees.

Furthermore, the Company recently added yet another white board member in 2022 – seemingly ignoring an opportunity to add further racial diversity on the board and inviting criticisms of tokenism.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 4 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Without further commitments, the Proponent believes that this does not serve to fulfill the Proposal that shareholders supported in 2021. Thus, the Proponent urges shareholders to again support this proposal.

In 2021, Badger Meter added the first racially diverse board member in over 10 years. Less than 6 months later, it failed to increase diversity again when it had the chance.

Tokenism is “the policy or practice of making only a symbolic effort.”1 The Proponent believes that shareholders supported this proposal in 2021 in order to encourage needed change in how the board recruits candidates, not to promote tokenism.

While the Proponent applauds the addition of Mr. Brooks in August 2021, seemingly in response to our prior shareholder proposal and investor support, the Proponent believes that the appointment of a single diverse director does not fulfill the 2021 shareholder proposal that garnered 85% support, nor does it fulfill the current proposal. It does, however, demonstrate that when the Company is pushed to find suitable candidates of color, it is able to do so in a timely fashion.

In January 2022, the board added another new white board member – a white woman – rather than seek out and nominate a person of color. While the Proponent believes in the importance of continuing to add gender-diverse board members, it’s important to recognize that the Company did not use this new appointment to add a person of color to the board.

Prior to the appointment of Mr. Brooks in 2021, all director appointments for over 10 years had been white. The Proponent believes that shareholders deserve responsiveness from the Company in the form of a concrete commitment to adding greater diversity to the board. In contrast, the Proponent fears that we may have to wait another decade before seeing more people of color added to the board.

The Company refused engagement with the Proponent.

The Proponent’s attempts to engage productively with the Company after the 2021 annual meeting and prior to the 2022 meeting were largely ignored. From the minimal responses the Proponent received, a Company representative refused to discuss potential long- or short-term goals, strategies to improve board networks, or a commitment to using search firms that specialize in diverse directors, and would not entertain a request to discuss these matters with anyone on the board.

Badger Meter’s “Report on Board Diversity” does little more than report on prior actions that have not solved its board diversity problems.

In October 2021, the Company issued a “Report on Board Diversity” (the “Report”) which the Proponent believes was intended to implement the shareholder proposal that had received 85% support at the prior annual meeting. However, the Proponent also believes that this report in no way fulfills the requests of the prior or current proposal. In the Proponent’s opinion, the report commits to no new actions or procedures, and, in fact, is primarily a consolidation of actions the Company has been taking for years. The Proponent believes that the reported actions have been continually ineffective given that the board remained 100% white from 2010 until the 2021 shareholder proposal on this topic showed overwhelming shareholder support.

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1 https://www.merriam-webster.com/dictionary/tokenism

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

For example, in the Report the Company states that the board already “monitors its own mix of skills, experiences, and backgrounds in order to function effectively and has an annual self-evaluation process.” However, the Proponent contends that statement does not address the longstanding lack of diversity on the board. If the board’s existing self-evaluation process prioritized board diversity, that process would have highlighted the absence of diversity on the board, and it would have prompted action on the issue. In fact, it was the supermajority vote at the annual meeting on the 2021 version of the Proposal that apparently initiated the Company’s examination of whether its board was sufficiently diverse (with, at the time, zero people of color on the board).

The Report also states that the “director selection process is designed to identify and nominate the strongest director candidates from all available sources.” However, the Proponent believes that the Company has not demonstrated that it pursues a fulsome review of “all available sources” for each board search due to the persistent lack of diversity on the board. The Company’s “sources” have previously resulted – almost exclusively – in non-diverse and/or non-diverse male director appointments. In order to diversify the board, companies often need to expand recruitment networks by, for example, developing relationships with diverse alumni networks specific to board recruitment, engage diversity-specialized board search firms, acknowledge that existing board networks will not lead to a racially equitable board, and/or join networking organizations dedicated to board diversification.

Also in the Report, the Company points out that its Principles of Corporate Governance state that the Company is committed to “actively seeking out highly qualified women and racial/ethnically diverse minority candidates, as well as candidates with diverse backgrounds, skills and experiences as part of all board searches the company undertakes .. . .” While the Proponent believes this is a vital piece of good governance and is important for any board that seeks to attract diverse candidates, the substantive 2017 revisions to this document – which were due to an engagement with the Proponent – unfortunately did not result in an increase on diversity on the board without the Proponent’s more recent 2021 engagement. This demonstrates that, while critical, this statement in the Principles on Corporate Governance has not guided the Company towards effectively diversifying the board and may not do so in the future without further concrete commitments by the Company.

Conclusion: Expectations for racial and gender diversity on boards are continually increasing and Badger Meter risks being left behind.

Research is clear that increased diversity in leadership benefits companies and their boards, which benefits shareholders through increased long-term value. McKinsey & Co.’s report Diversity Matters demonstrated that diversity on corporate boards benefits the bottom line. The report found that “companies in the bottom quartile in [gender or racial and ethnic diversity] are statistically less likely to achieve above-average returns. And diversity is probably a competitive differentiator that shifts market share toward more diverse companies over time.”2

Meanwhile, various stakeholders are increasing expectations related to diversity -- shareholders continue to support shareholder proposals on issues related to diversity; legislation encouraging increased board diversity continue to be introduced across the U.S. and abroad; and organizations like Nasdaq are raising the bar on board diversity through new disclosure standards on minimum board diversity. If the Company was genuinely committed to this issue, it would support the current shareholder proposal and demonstrate its willingness to make concrete commitments to change.

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2 McKinsey & Co., Why diversity matters. https://www.mckinsey.com/business-functions/people-and-organizational-performance/our-insights/why-diversity-matters

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

In order to aid the Company in achieving its goal and to fulfill shareholders’ conveyed wishes through last year’s supermajority vote, the Proponent has provided suggestions to the Company, such as: committing to at least two candidates of color in each candidate pool, using a diversity-focused search firm for searches, setting reasonable long-term goals, and expanding recruiting efforts through racially and ethnically diverse board candidate networks. Unfortunately, the Company has told the Proponent that it will not commit to any of these strategies.

We urge shareholders to vote “FOR” proxy item #4.

Please direct proposal-specific questions to Mari Schwartzer, Director of Shareholder Activism and Engagement, at mschwartzer@northstarasset.com.

Date: March 30, 2022
	By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on the Proposal on #4 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM